SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

Aviragen Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

053761102

(CUSIP Number)

February 13, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053761102	13G	Page 2 of 8 Pages

1.		Names of Reporting Persons East Hill Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,915,438
	6.	Shared Voting Power - 0 -
	7.	Sole Dispositive Power 2,915,438
	8.	Shared Dispositive Power - 0 -
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,915,438
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9) 7.5%[1]
12.		Type of Reporting Person (See Instructions) OO

 1 Based on 38,649,237 shares of common stock of Aviragen Therapeutics, Inc. (the “Issuer”) outstanding as of February 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017, filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2018.

CUSIP No. 053761102	13G	Page 3 of 8 Pages

1.		Names of Reporting Persons Thomas M. Clay
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,195,106
	6.	Shared Voting Power - 0 -
	7.	Sole Dispositive Power 3,195,106
	8.	Shared Dispositive Power - 0 -
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,195,106
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9) 8.3%[2]
12.		Type of Reporting Person (See Instructions) IN

2 Based on 38,649,237 shares of common stock of the Issuer outstanding as of February 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017, filed with the SEC on February 6, 2018.

CUSIP No. 053761102	13G	Page 4 of 8 Pages

This Statement on Schedule 13G (this “Statement”) is being filed on behalf of East Hill Management Company, LLC, a Delaware limited liability company (“East Hill”), and Thomas M. Clay, a United States citizen (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.10 (the “Common Stock”), of Aviragen Therapeutics, Inc. (the “Issuer”). Certain affiliates of the Reporting Persons previously filed a Schedule 13G on December 5, 2012 with respect to their ownership of Common Stock, which was amended on February 13, 2013, January 29, 2014, February 11, 2015 and February 10, 2016. The Reporting Persons, together with Landon T. Clay, the father of Thomas M. Clay, also previously filed a Schedule 13D on June 19, 2016 with respect to their ownership of Common Stock. Mr. Landon T. Clay died on July 29, 2017. Together with Digirad Corporation and certain affiliates of Digirad Corporation (collectively, the “CAS Group”), the Reporting Persons also previously filed a Schedule 13D on December 29, 2017 with respect to the CAS Group’s ownership of Common Stock, which was amended on January 16, 2018 and February 13, 2018. The Reporting Persons are now filing this Schedule 13G because of a change in investment intent to passive investment intent and because the CAS Group has been dissolved.

Item 1(a).	Name of Issuer

Aviragen Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following Reporting Persons:

(1)	East Hill Management Company, LLC

(2)	Mr. Thomas M. Clay

Item 2(b).	Address of Principal Offices or, if None, Residence

The address of each Reporting Person is:

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

Item 2(c).	Citizenship

East Hill is a Delaware limited liability company.

Mr. Thomas M. Clay is a United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.10 per share

Item 2(e).	CUSIP Number

053761102

CUSIP No. 053761102	13G	Page 5 of 8 Pages

Item 3.	If the statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section

	☐	3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

Item 4.	Ownership

(a) Amount beneficially owned:

East Hill beneficially owns 2,915,438 shares of Common Stock of the Issuer, including (i) 1,004 shares of Common Stock held directly by East Hill, (ii) 1,779,646 shares of Common Stock held by East Hill Hedge Fund, LLC (“EHHF”), for which East Hill is the investment manager, and (iii) 1,134,788 shares of Common Stock held by the following managed accounts (collectively, the “Managed Accounts”) for which East Hill is the investment manager: (a) 358,024 shares of Common Stock held by The Clay Mathematics Institute, Inc., (b) 342,672 shares of Common Stock held by the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, (c) 362,437 shares of Common Stock held by the Skadutakee Charitable Annuity Lead Trust II dated June 28, 1993, (d) 16,116 shares of Common Stock held by the Sea Turtle Conservancy Inc. and (e) 55,539 shares of Common Stock held by the Clay Fellowships Charitable Trust.

Mr. Thomas M. Clay beneficially owns 3,195,106 shares of Common Stock of the Issuer, including (i) 85,587 shares of Common Stock held directly by Mr. Thomas M. Clay, (ii) 2,915,438 shares of Common Stock held by East Hill, for which Mr. Thomas M. Clay is the manager, and (iii) 194,081 shares of Common Stock held by the Landon T. Clay 2009 Revocable Trust (the “LTC Trust”), for which Mr. Thomas M. Clay is a trustee.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

 (b) Percent of class:

East Hill beneficially owns approximately 7.5% of the Issuer’s Common Stock.

Mr. Thomas M. Clay beneficially owns approximately 8.3% of the Issuer’s Common Stock.

Reference is made to Item 4(a) above as to the Issuer’s Common Stock that may, under applicable regulatory definitions, be deemed to be beneficially owned by East Hill and Mr. Thomas M. Clay.

The percentages of beneficial ownership reported in this Statement are based on 38,649,237 shares of common stock of the Issuer outstanding as of February 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017, filed with the SEC on February 6, 2018.

CUSIP No. 053761102	13G	Page 6 of 8 Pages

(c)   Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote:

	East Hill	2,915,438

	Mr. Thomas M. Clay:	3,195,106

(ii)	Shared power to vote or direct the vote:

	East Hill	0

	Mr. Thomas M. Clay:	0

(iii)	Sole power to dispose or to direct the disposition of:

	East Hill	2,915,438

	Mr. Thomas M. Clay:	3,195,106

(iv)	Shared power to dispose or to direct the disposition of:

	East Hill	0

	Mr. Thomas M. Clay:	0

Reference is made to Item 4(a) above as to the Issuer’s Common Stock that may, under applicable regulatory definitions, be deemed to be beneficially owned by East Hill and Mr. Thomas M. Clay.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Pursuant to information set forth in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 that was filed on February 6, 2018 with the SEC, 38,649,237 shares of the Issuer’s Common Stock were outstanding as of December 31, 2017.

Mr. Thomas M. Clay is the manager of East Hill. East Hill is registered as an investment adviser with the SEC and is the investment advisor for EHHF and each of the Managed Accounts, each of which owns shares of Common Stock of the Issuer. Mr. Thomas M. Clay is also a trustee of the LTC Trust, which owns shares of Common Stock of the Issuer. As a result of such relationships, East Hill may be deemed to beneficially own 2,915,438 shares of Common Stock of the Issuer, including (i) 1,779,646 shares of Common Stock held by EHHF and (ii) 1,134,788 shares of Common Stock held by the Managed Accounts. Mr. Thomas M. Clay may also be deemed to beneficially own 3,195,106 shares of Common Stock of the Issuer, including (i) 2,915,438 shares of Common Stock held by East Hill, and (iii) 194,081 shares of Common Stock held by the LTC Trust. Mr. Thomas M. Clay and East Hill each disclaims beneficial ownership of their shares of Common Stock except to the extent of their direct pecuniary interest therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

As previously disclosed, the CAS Group has been dissolved.

Item 10.	Certification

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 053761102	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

THOMAS M. CLAY

/s/ Thomas M. Clay

EAST HILL MANAGEMENT COMPANY, LLC

By:	/s/ Thomas M. Clay
Thomas M. Clay, Manager

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 053761102	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement. (Filed herewith)